EXHIBIT 99.8
CNBC Board Room

INFOSYS TECHNOLOGIES LIMITED
CNBC
Q3 FY 09 RESULTS
JANUARY 13, 2009

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies - CEO and MD

S. D. Shibulal
Infosys Technologies - COO

V. Balakrishnan
Infosys Technologies - CFO

Mohandas Pai
Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Chandrashekar Kakal
Infosys Technologies – Head – Enterprise Solutions and Member – Executive Council

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment and Member - Executive Council

Udayan Mukherjee

We have the Infosys top management joining us now to talk about this quarter and of course the tumult surrounding the IT sector right now.  Kris, Bala, and Shibu as always joined in, and we will get many other members of the Infosys top management in just a second.  Gentlemen, good morning, thanks very much for joining in.  Some of the dollar numbers in this quarter are a bit unnerving, the fall in Europe quarter on quarter, the fall in manufacturing vertical. Are these numbers related to just principally one client or is there a weakening of the environment that has led to this slip?

Kris Gopalakrishnan

The segmented reporting we have done is still not adjusted for constant currency and depending on where some of these customers are, so for example. Europe, definitely, the pound sterling has depreciated quite a bit against the dollar.  So it has had an impact.  Australian currency has depreciated by 23%, pound sterling, if I am not wrong, by 18% has depreciated.  So it has had an impact on the segmented reporting, but otherwise, a good all-round performance. Volume increase sequentially in constant currency, 1% increase in revenue, 30 new clients added, repeat business is 97%, DSO is 56 days - a good all-round performance and we continue to add employees, utilization has gone up. So good all-round performance actually.

Udayan Mukherjee

But in dollar terms, the revenue numbers are a bit short of the lower end of the guidance which you gave out and you are scaling back dollar revenue guidance for the next quarter as well for the full year.  That doesn’t smack of a very bullish environment that you are working in.

Kris Gopalakrishnan

No, the environment is challenging, everybody understands that the environment is challenging, but we have met our guidance in terms of the constant currency guidance.  If you look at $ 1,171 million, it will be within the range if you adjust the guidance for constant currency. So it will be within the range.  If you look at guidance also, we have adjusted for currency movement and we have adjusted for that 1.8% drop in pricing.  So that is the only adjustment we have done.

Udayan Mukherjee

Shibu, what is going on with Europe, can you tell us because you don’t talk client specific, but it appears that your largest client in Europe is going through a lot of pain.  How significantly does it affect your outlook for the future?

S. D. Shibulal

Actually, talking of Europe, Europe has gone down 1.2% in constant currency, even though it has gone down by approximately 12% in the reported currency.  So, the actually drop is only 1.2% which is really not material on a quarter on quarter basis because it does not show any secular trend.  Even the large client, on constant currency, it has gone down by a couple of million dollars.  There is really no major downtrend even in the large client.  So both of those numbers which you are seeing, the large clients as well as Europe going down, is mostly because of the currency movement and not because of the business environment or any secular change in the business environment in Europe.

Kris Gopalakrishnan

Actually, pound sterling has dropped down an average by 17.8%, so it is a significant drop.

Mitali Mukherjee

Bala, you have done a lot of squeezing on costs this time around. Can you hold these sort of margins over the next few quarters because things have been tightened quite a bit from what we see?

V. Balakrishnan

No, I think the margin has gone up by around 2.3% mainly due to currency because rupee depreciated by close to 11%.  It had a positive impact of around 4.7% on the margin, the cross currency impacted the margin by around 1%, utilization by around 1.3%. So net-net, we have seen the margin increasing by 2.3%.  See, this is a fabulous quarter.  The revenues are within the guidance.  If you reset the guidance for constant currency, they are within the range.  We improved the margins.  The attrition rate has come down.  Because it is a very volatile currency environment we are living in; UK pound has depreciated against the dollar by around 18%, Australian dollar by 23%, Euro by 12%.  It is all huge volatility and if you look at the growth in constant currency, it is a fabulous growth. So I think we have to discount the currency and then see the performance.  If you look at the full year guidance, we are revising it to 12%-13%.  In constant currency, it is 16% to 18%. That is the volatility in the currency we are seeing this year.

Mitali Mukherjee

Kris, for the next quarter though in dollar terms, you have guided to pretty muted revenue growth, I think the concern over here is whether you are seeing demand growth bottoming out right now or you are still seeing it in a downtrend?  Do you have a finger on that yet?

Kris Gopalakrishnan

No, see the stability has not been reached.  There is probably still some more bad news which will affect the sentiment.  What Infosys has demonstrated that under the circumstances, we are able to perform and we will emerge stronger; definitely probably the bottom has not been reached.

Udayan Mukherjee

Shibu, just comment on the whole client situation, you have added clients but you have lost clients in the quarter as well because the total number of clients have actually gone down between quarters and you have disclosed that you have lost a $ 100-million client, are you seeing some client attrition in the environment?

S. D. Shibulal

Nothing which is special in this environment.  We have added clients, 30 new clients have been added.  Total number of clients today is 583.  Out of the 30 clients we added, we have one client which is a Fortune 500.  Our million dollar clients also, it has come down by 2 actually, from 325 to 323 which is not material in my mind.  The clients are going through a turbulent time right, and they are struggling.  There is leadership change in many of our clients, ownership change in many of our clients.  At the same time, we are not seeing any project cancellation.  All the projects which are in flight are continuing. But the new projects, there is a slowness.  Velocity has come down in the business and the decisions are taking longer.  They have been scrutinized higher.  That is on the negative side.  On the positive side, they are looking for value for money.  In fact, that reflects in our offshore revenues going up and the onsite revenues coming down.  If you look at the volume growth, the volume grew by 2% but the onsite came down by 1% and the offshore grew by 3.3%.  So it goes back to the point that when in tough times, there is a flight to quality, there is a flight to value and that is what is reflected in those numbers.

Kris Gopalakrishnan

Udayan, we did not lose the 100-million dollar client, their revenue is now below 100 million, that is all.

Udayan Mukherjee

Okay.

Mitali Mukherjee

Shibu, on the constant currency basis, pricing is down about 2% this time around, we understand. Can you just break that up into onsite and offshore and how much of a decline you have seen in pricing in both?

S. D. Shibulal

Okay.  I think the pricing came down by 1.8% quarter on quarter and it is still manageable for us, really it is manageable at this level.  We have pricing discussions with a number of clients.  We are trying to link it to volume so that the volume and the pricing goes hand in hand and we believe it is manageable at this point in time.  We are also seeing at least some people in the industry dropping prices because of the pressure they are in.  We also believe that in case the situation gets even worse, there could be more pressure on the price.

Udayan Mukherjee

Bala, what do you expect to see in terms of utilization and how it impacts your margins going forward because clearly this time your number of addition of employees is far lower than what you did last quarter?

V. Balakrishnan

Utilization could come down if the volume growth comes down, but we are trying to do is we are building the model for the long term.  In our business, we can’t just go to the market and hire people.  We have to hire them, train them, keep them ready. So we are hiring people. We increased the guidance for this year. Earlier it was 25,000, now we are saying 27,000. So we are going to get them in, train them better and keep them ready.  When the market turns around, we will be in a better position to take the growth opportunities.  We always said that our financial model is tuned for times like this.  It has proven yet again.  We are able to maintain our margins, increase our margins.  We are able to take the impact of low utilization and still grow.  I think this is the test of the model.

Mitali Mukherjee

Kris, this is the tail-ending the year, but we don’t seem to have a clear idea of what is happening with budget spend.  Do you have a clear idea of what happens even in the calendar year, FY10?

Kris Gopalakrishnan

So some clients are already starting to look at their budgets, squeeze their budgets but a clear picture will come like last year some time in February when most clients would actually finalize their budgets.  It is expected that, of course, the budgets will be lower than last year but in almost all cases as we have been saying, the clients are telling us again and again that their allocation to offshore would increase and I also believe that the larger companies have particularly been positively affected when they look at offshore.  That I think trend will also continue.

Udayan Mukherjee

Shibu, you do get a clear picture only in February with the budgets, but you get some impression in January when your initial dialogues starts with the clients.  What is it suggesting that initial dialogue, will it be significantly lower budget in 2009 compared to 2008?

S. D. Shibulal

We have very few indications at this point in time.  I would expect it to be flat to marginally down rather than a huge down actually, but that is a very intuitive thing.  There is no data to put behind it because we still don’t have the complete picture.

Udayan Mukherjee

Marginally, you would define as 0 to 2% or more than that?

S. D. Shibulal

I would define it as 0% to 4% but that is okay.  But at the same time, please remember we also believe that this year in FY 2010, the coming year, budgets are not going to be etched in stone, so most customers will have a budget which is signed off, but it could change if the situation gets worse or it could improve if the situation gets better. So that is, in our mind it is possible next year.  That is where it is.

Mitali Mukherjee

Bala, I guess we will talk with Mohan in detail about this, but I believe attrition levels have gone down this time around and you have also lowered the kind of employee addition you have got going.  How are you going to handle SG&A cost for the next few quarters?

V. Balakrishnan

So that is what I have been saying that our model is fine-tuned to take some of the impacts like this.  We can live with lower utilization, still maintain the margins because we have enough flexibility in the model.  Having said that, we don’t want to be caught by surprise when there is growth.  We have to fine tune the model, keep ready the capacity. So that when the growth comes in, we are better prepared to take.  So, that is why we increased the guidance and we are willing to live with a lower utilization and we believe we will be able to maintain margins with that.

Mitali Mukherjee

Shibu, I just want to scratch this point about the telecom vertical a little bit more because the market is quite taken aback with the fall there is in telecom, specifically this time around, is it (a) specific client issue, your largest client in telecom or are you seeing this across other companies as well, what exactly happened this quarter?

S. D. Shibulal

So, as I said, the largest client has not really declined.  In constant currency terms, it has come down by only couple of million dollars. There was no big fall and I am not also seeing any secular trend in telecom to say that there is a secular trend of decline.  Many of these changes are due to the currency movement in Europe and other parts of the world.

V. Balakrishnan

There was a 15% decline in telecom revenues. If you look at constant currency, it is only a 3% decline.

Udayan Mukherjee

What about manufacturing, the same question Shibu?

S. D. Shibulal

Manufacturing declined by 6% sequentially, but on constant currency, it is only by 3.7%.  See, I will give you all the numbers.  BFSI for example grew by 1.0% sequentially but in constant currency terms it has grown 4.1%.  Manufacturing declined 6%, but in constant currency 3.7%.  Retail grew, again another trouble segment, grew for us by 2.9% in constant currency and 0.3% in reported currency.  Telecom declined, as Bala said and others grew 0.6% sequentially, 4.3% in constant currency.  So, if you look at the segments, the trouble segments, BFSI and retail both grew for us sequentially in constant currency and in reported currency.

Udayan Mukherjee

Sure.  Kris, there has been a lot which has been said about how the Satyam episode might affect the top vendors.  You said categorically that you are not hiring employees from Satyam, but if clients wanted to transition, Satyam’s clients wanted to transition to your company, would you be open, your doors, would they be open to such companies?

Kris Gopalakrishnan

So what we have said is that proactively we are not approaching these clients.  If they approach Infosys asking us to do additional work because some of them are clients for both Infosys and Satyam, then we would look at it just as we would look at any requests which comes to us and as part of that if they again tell us that you need to look at employees, etc., there is a process we need to go through and that is what we have said.  We will strictly follow that process.

Udayan Mukherjee

So, if a company X which works with Satyam today calls you proactively and says I want to now move to Infosys and there are 500 people working on my project who have been doing this for many months now, would you be considering to take on that client with the 500 employees who had serviced…

Kris Gopalakrishnan

No, see this is more complicated because they are not even client’s employees, they are Satyam’s employees. So we have to go through the process. We can’t just take over those 500 employees, it is not right.

Mitali Mukherjee

The flip side to that Kris is that people are concerned that may be deal velocity will go down over the next few quarters because due diligence will increase.  It is not just about how capable you are.  It is the financial parameters as well of the company they are doing business with.  Do you see that happening?

Kris Gopalakrishnan

Yes, we expect the due diligence to increase but we are ready. We are ready with whatever information the clients would like about Infosys.  In fact if you look at the disclosures and things like that, we have actually increased the disclosures.  We are listing every single bank we have accounts, the amount we have, everything.  So we are ready with whatever questions they would have and we will share any information they would like to have from Infosys.  So, we are ready.

Mitali Mukherjee

Shibu, just on that point of pricing that you were making, how rampant is this pricing cut that you are seeing and there has been talks that Infosys has actually had to walk out of these over pricing issues.  Do you want to comment on that?

S. D. Shibulal

We always look at pricing as a portfolio approach. Because we have to react to the market and we have to look at pricing as a portfolio approach.  Our aspiration is to have good prices, our aspiration is to have high margins and that is our aspiration.  At the same time, it is a portfolio. We do walk away from situations where the pricing is absolutely unacceptable to us.  So at some point in time, we do walk away from deals where the pricing is completely unacceptable to us.

Udayan Mukherjee

Bala, on the point that Kris was making, can you tell us where your 9,800 crores cash is sitting…
I mean you are disclosing it anyway, can you tell us then where the cash lies?

V. Balakrishnan

Udayan, see when some events like this happen, you have to go back and check your processes.  Our auditors have been getting independent verification from all the banks directly.  That has been happening for many quarters and you should also increase the disclosure.  So this time, we are giving by bank, how much of money we have in each of the banks as a schedule to our financial statements.  Investors can look at it.  It is a very important disclosure in this country.

Udayan Mukherjee

Tell us while you are at it, I mean you are disclosing, so why not tell us as well, I mean where is the banks, etc., you must know at the top of your mind.

V. Balakrishnan

Well, the largest portfolio we have with State Bank of India, we have Rs. 2,000 crores. We have close to Rs. 1,000 crores with HDFC institution and we have some Rs. 300 crores with HDFC bank.  67% of our portfolio is kept with nationalized banks in India.  So we will disclose all the banks, all the amounts, it is a very important disclosure.  I think it should be mandatory in this country so that investors can independently verify with the banks whether the money is actually available.

Udayan Mukherjee

I wanted to ask you this question Bala because as a CFO, you deal most directly with the auditors when they go through.  Could it have happened that auditors did not check balances, I mean how could it have slipped that Rs. 5,000 crores of cash which the auditors did not notice was not there, how could it have happened in practical terms?

V. Balakrishnan

I think one of the process which the auditors follow is an independent verification of the bank balance from the bank directly.  If that process is not followed and if you go by what the management says, then there could be some slippage in the processes.  That has to be tightened.  I don’t know whether all the audit firms follow that.  I don’t know what is the situation in Satyam.  It has to be investigated and found out.

Udayan Mukherjee

But is it not a standard procedure that when you have told that Rs. 5,000 crores is lying in the bank that auditor would check it automatically, I mean is it basic standard procedure?

V. Balakrishnan

I think that is basic because that is the first thing they teach you when you start doing the audit profession.  I don’t know how it fell through in the Satyam issue but I think people have to investigate that and if there are any loopholes, they have to fill it.  I think Satyam case is going to be a test of credibility for the regulators in India.  They have to go out strongly, take decisive action and quick action so that this kind of events won’t happen.  See, even in well-regulated markets like US, after Enron, there are so many regulations but still the Madoff scam happened.  So you can’t stop the scams.  If the management is bent upon doing that, you can’t stop it but at least you can fix the issue, set an example, so it will be a deterrent for other people not to do this.

Mitali Mukherjee

Kris, the other thing the market is flummoxed by the kind of margins Satyam talked about, 3%, I mean we haven’t even heard that in mid cap technology companies.  Just as someone who is watching the industry, do you think it is possible to work on that kind of margin and we work with what we have right now, revenues that were talked about on Satyam?

Kris Gopalakrishnan

See, margins are always in a range in an industry.  The best companies have the highest margins and the worst companies sometimes lose money.  So it depends on how you run the company and how you manage to a great extent.  The reason why Infosys has very high margins is because we run the business efficiently every single day.  We constantly look at every single expense item and make sure that it is necessary and we get the best possible option on that expense item.  So, it is well managed.  So, that is the thing.  Now, I don’t know about Satyam, the situation what is the actual margin, etc.  I think they are planning to do another audit, etc., so we will know.  So, I don’t know actually.

Udayan Mukherjee

Shibu, I want to ask you one question about whether it is a logical move that you expect from the large clients of Satyam to try and move away to the top vendors now because it could be a significant thing for large companies I mean there are only two or three of you and if you suddenly get a billion dollars of new volumes coming into a difficult market, it materially might change your outlook.  Do you see that transition happening, that clients big and small would want to move away from that and to come to you?

S. D. Shibulal

See, in today’s market, trust is an extremely important thing.  The value of trust has tremendously gone up in tough times and in trouble times and so trust is an extremely important thing and we are a trusted brand.  So the possibility exists but at the same time it also will depend upon multiple other factors.  If the new board and the new management give the confidence to the customers that look there are viable options, we are a stable organization, we have the liquidity, then things will change.  Different customers will react in different fashion and as Kris said, even if the clients want to do it, we have to go through the proper process.  We have to make sure that they request us, we have to make sure we go through the due diligence, we have to make sure that it is treated as normal deal, normal process to go through that transition.  So there are multiple steps which has to happen and that is how it is going to happen.

Udayan Mukherjee

More members from the Infosys top team join in. Mohandas Pai, Ashok Vemuri, and B.G. Srinivas with us right now.  Gentlemen, morning, thanks for joining and Mohan 2,700 employees added this quarter which is much lower than the previous quarter.  Is that a signal that you are slowing down things because of the kind of volume growth that you expect to see?

T.V. Mohandas Pai

Yes we are reconfiguring what we are hiring.  We had said in the beginning of the year, we will hire 25,000.  Now, it is going to be 27,000.  So we have hired people to whom we have made commitments and we are hiring only some few specialists but general hiring has almost come to a standstill.  So, what is happening now is to make sure that all the commitments that we have made are honoured and people come in.  We have also made sure that we extend our training.  After people finish the initial four months of training, we are asking them to undergo an additional two months of training in other technology or another language to make sure that they become much more capable because we have a bench and utilization is just about 74% and we want to utilize people’s times better and we are looking forward to better days.

Udayan Mukherjee

I was asking this question earlier to Kris but what is your position on any kind of business that might come from Satyam or with any kind of attendant employee strength which are working on those clients.  Have you taken a formal stance on that on what Infosys will do?

T.V. Mohandas Pai

I think we have said publicly that if some client comes and ask us for business, ask us to takeover the business and to have a look, we will consider that. But the move has to come from the client.  We will not go and pitch for the business because it is not the right thing to do.  I think there are some ethics that we need to follow in business.

Udayan Mukherjee

Don’t you think that if you don’t do it somebody else will and you will miss an opportunity.  I mean if you do not do it, TCS might take that business, so why….

T.V. Mohandas Pai

Well, it is up to some of the company to do that.  It is up to the client to chose.  I mean the client also has a choice, and the client I am sure will take the right appropriate decision what is in their own interest.  So, there are two hands in this whole transaction, and from our part, we will play by the rules.

Ms. Mitali Mukherjee

What if it is a lucrative deal Mohan, but it comes attendant with absorbing the staff that is currently working on that project which might be about 200, 500 Satyam employees?

T.V. Mohandas Pai

No, I think we should look at transactions on merit as and when they come.  Let us see what happens.  Right now, it is all very speculative.  So, let us wait for some time.

Ms. Mitali Mukherjee

Ashok, BFSI is sticky this time round.  I think on constant currency it is up a little bit.  How do you see the next few quarters shaping up and more importantly are you getting a pulse check right now on what is happening with budget spends?

Ashok Vemuri

Yeah, so it has been another very interesting quarter for financial services companies as well as service providers such as us who service them.  You are right, on a constant currency basis, we grew at about 4.1% and on a reported currency basis as well, we have grown about 1%.  Nine new client additions in this quarter, in the BFSI sector from forty that we have added and this is on both sides of the ponds.  So, that is a fairly healthy flow.  Some of these are clients that are absolutely new to this whole concept of outsourcing and some that have decided to rationalize their service providers and have chosen us over some others. Clearly we expect to see the turbulence to continue in this market.  The fact that we have grown is a validation of the kind of value that we are providing and bringing to the table.  From a budget perspective, early conversations do indicate to us that budgets have either been flat or slightly down.  The percentage of spend for a service provider such as offshoring companies is going to go up.  We are also seeing that the percentage of that which will have to be delivered from offshore or from other Global Delivery Centers that we have will also go up and what we are also seeing is that unlike last time when the budgets were being indecisive till about April, we do expect the budgets to close very quickly albeit the numbers may be lower.

Udayan Mukherjee

BG, let us start with manufacturing because even in constant currency terms, you are down 3.5% on quarter roughly, where are you experiencing the pain?

B.G. Srinivas

See, again within manufacturing, there are some sectors which have been impacted adversely.  Automotive is the worse hit.  The high-tech sector, semiconductors are also equally challenged.  So there have been reduction in the budgets and also a slowdown in the decision making.  So, these are some sectors which are actually impacting the slowdown whereas other sectors including aerospace, engineering sectors continue to do well.  The process sector though has been hit but they are not translating that into IT cost reductions.  So there we are continuing to see growth and again across Europe and US, we see signs of clients looking at cost consolidation in terms of what they need to do to rationalize their IT applications.  In fact most of them are on packages and then they are looking at consolidating their individual instances of packages and that is an early move and we are engaged in some of these areas. If we look at year-on-year for the manufacturing, there has been a significant upside, 14.6% to 19.6% within one fiscal year.  So that is something which we see a positive trend but in the near term, we will continue to see challenges in some of these core sectors I mentioned and the decision making will continue to be slow and but however overall, the sector continues to show trends which will attract the offshore vendors like Infosys and also the facts that in some of these cases, we have engaged with the client very strategically in the sense that we are engaged in transforming their business processes, leveraging packages like SAP and all.

Ms. Mitali Mukherjee

Mohan, what is the full year target now for hiring for 2009?

T.V.Mohandas Pai

27,000.

Ms. Mitali Mukherjee

For 2009?

T.V.Mohandas Pai

Yeah, 2009 is 27,000.  For next year, we have made 20,000 offers. There is an intention to honor all those offers.  So, we are working out when they will join and give them details.

Ms. Mitali Mukherjee

There had been some concerns Mohan at this time around, customers actually forced vendors to ask the employee to take days off, extended holidays to avoid billing, particularly on many onsite projects, is that true?

T.V.Mohandas Pai

Well, some of the customers had an extended holiday during the Christmas time and then some of us asked our staff members overseas to take leave on those days because there is no work.  The challenge was to get them back and ask them to come back or to stay there and take the leave because they were quite extended periods. So I think most companies did that.

Mitali Mukherjee

How long were the extensions, ballpark?

T.V.Mohandas Pai

Well may be 5 to 7 days.

Udayan Mukherjee

Ashok, you will get a better sense in February of what 2009 is looking like in terms of budgets, Shibu spoke about may be 0% to 4% lower budgets for 2009, would that hold true for BFSI as well?

Ashok Vemuri

Yeah, I think it will hold true of BFSI sector.  I think the important thing is that I said the fact that the percentage of spend to offshoring companies is actually going up and that is something that is documented and people have talked about it.  Also, I think there are certain sectors where we have inherently built capabilities that continue to be invested in whether it is wealth management, whether it is in trading, whether it is in payments or transaction engines.  Clearly our clients are looking for a value.  They continue to want us to do end-to-end.  They want us to take some stringent SLAs and when we do that, they do not shy away from paying the premium that we and they think that we deserve and that is actually very gratifying because we have invested in all these capabilities and we are bringing them to bear.  So I actually do think that even though the budgets will fall slightly in the range that Shibu talked about overall from what we have seen, we will continue to be in the game and in a big way as well.

Udayan Mukherjee

Mohan, what is your sense of what this Satyam episode will do for the sector because there are two views, one is that the top vendors, the top companies like yours might benefit, the other is that overall there might be an air of mistrust and therefore IT outsourcing might go down to India marginally

T.V. Mohandas Pai

I do not think IT sourcing will go down to India marginally or otherwise.  People will take decisions based upon what the thing is best for them.  I mean there has been one instance of corporate failure.  It is a large one, all of us accept that, and I think people of the world are seeing what regulators are doing to bring this under control.  I mean we have seen all market economies have failures like this and business does not stop, but people have become more cautious, they will ask you many questions about your corporate governance standards, the risk committees will get into greater depth and ask questions and I think this will lead to further consolidation because people will look at risk and find out in their own estimation which are the better companies and they will look at it, there will be some impact across industry and across sectors.

Mitali Mukherjee

I am sure you have spoken in the past so Mohan with some of your clients about how competition is faring.  There is a fair amount of overlap in terms of clients that many domestic IT companies have.  What kind of feedback did you hear about Satyam as a performer in the past few quarters?

T.V. Mohandas Pai

Well, I think they have done reasonably well.  I mean there is nothing that anybody has heard, that anybody has done badly, they have done reasonably well.  They had their shares of wins and some customers like them.  Look this is so shocking.  I mean there is nothing that you have heard that anybody has not heard till this happened.

Ms. Mital Mukherjee

Yeah, almost impossible.

Udayan Mukherjee

Is it is inconceivable for you that Satyam was not profitable at all with the kind of clients and work that you knew of that they were engaging in because everybody shocked about the 3% operating margin number, do you think it is conceivable or it does not appear that they could be working with that kind of operating metric?

T.V. Mohandas Pai

Well, if you look across industry you find that Infosys has never discounted prices and always sold on value and you have seen some of the players discount prices, which has not been good and we have seen many of them win on lower prices rather than win on value or win on whatever they do for the clients and if you look at it and the fact that they had high margins. Well it meant that they are either very efficient or something else. I don’t know because I do not think anybody understood the magnitude of what was happening.

Mitali Mukherjee

BG in your conversation with clients what do you think seems the bigger hiccup, trying to get them to come around to your idea of pricing or are just struggling with the quantum of volume growth you might see in Europe now?

B.G.Srinivas

In Europe, again you will have to distinguish each country and if you take three large markets, UK, Germany, and France, again they have distinct behaviors.  We continue to see challenges in the short-term on pricing pressures in UK where there is high degree of maturity for outsourcing and offshoring. However, in the continent, there is not so much of pricing pressure.  These countries and the clients in these countries have yet to fully leverage offshore companies. So they are in this process of vendor consolidation today and in that context, offshoring is becoming an integral part of the vendor consolidation.  Though it is early stages, the decision making is going to be further slowed down by the current crisis which most clients are facing. However, in the short-term while we see slowdown and challenges on decision making, in the long-term, the traction in the continent will pick up towards offshore companies because the confidence building exercises have just started.

Udayan Mukherjee

A quick word on telecom as well BG.  Do you look at it as a problem vertical going forward with challenges?

B.G.Srinivas

Again, not withstanding one large client in UK, in fact today we see traction in continent, both in France and Germany where some of the telecom majors have announced targeted budget cuts and there is no way they can achieve those budget cuts without engaging with offshore players which they never did in the past.  So, they have started to talk to us, even in the Nordics, again we see the telecom companies talking to offshore vendors.  The traction will be slower but then once that business opens up, then overall within Europe, the telecom sector is still spending money.  There is still some degree of spending going on because their business models are changing, their revenue streams are changing, and in that context, we do not see this as a systemic challenge for the telecom sectors as a whole in Europe.

Udayan Mukherjee

Two more members of the Infosys top management joining.   Subhash Dhar who heads Communications Media and Entertainment and Chandrasekhar Kakal who heads the Enterprise Solutions business joins in.

Kakal and Subhash, thanks for joining in.  Let me ask you Kakal first about what do you think the Satyam episode might do to the enterprise end of the market because Satyam was a reasonably strong player in SAP and the enterprise end.  Do you expect this to directly benefit you as a company?

Chandrasekhar Kakal

Actually package implementation space continues to see strong traction because as the globalization continues ERP packages really play a very big role because the clients need to have in the globalization scenario a 360-degree view of their business and also when the economic downturn happens, cost reduction really becomes much more important and that can be achieved only by having very good systems, having a good view of their business and also implementing the cost reduction measures whether it is in the order management or supply chain or even human capital management that can be done only through good ERP systems.  So from this episode, obviously clients will start looking out for stable partners who can be long-term partners with them.  Probably, we will see some upturn because of that.

Udayan Mukherjee

How easy or difficult is it for an entrenched ERP client to switch away business and how time consuming could such a transition be?

Chandrasekhar Kakal

It is not easy to do a transition of such nature, because the production support and maintenance of an ERP system could be a business critical system.  It is not going to be very easy but over a period of time, the transition is possible.  We have taken over many systems from other system integrators in the past. So the transition is possible.  There is a methodology that can be used for taking over from some other system integrators, it is possible.  So clients will start looking at the long-term partnership in this scenario rather than actually looking at some short-term gains or short-term price reductions, short-term lower price advantages because these are the mission critical systems that are required for governing their business operations.

Udayan Mukherjee

Yes.

Ms. Mitali Mukherjee

Is there a cost involved as well in this Chandrasekhar for the client, I mean, is there is a severance that you have to pay when you terminate these sorts of deals?

Chandrasekhar Kakal

See, it depends on the contractual terms.  Generally, it could be that within the notice period it can be transitioned to somebody else.  If the contractual terms are such that there is a severance fee to be paid, then it has to be foreseen to that.   Otherwise, generally not.

Ms. Mitali Mukherjee

Subhash, you track telecom as well.  BG was making a point that there was one major client issue this time around.  Is that primarily what has pulled down the telecom verticals’ performance?

Subhash Dhar

I think there are two structural issues with this industry that you need to understand.  One is our own which is one of those verticals where we do more than half of our business outside of the North American market because we have been active for a while compared to the other verticals.  So that combined with the cross currency effect has traded a huge impact on our reported revenues.  The second is that this industry has few but very large spenders.  So that reflects in our top clients.  For example, there are many telecom clients in our top clients and therefore, there is some lumpiness of the revenue and the demand the way it works.  So tracking it quarter-on-quarter does create a distorted view.  I think the better view would be a more year-on-year tracking.  So, I think that really needs to be understood if you want to track telecom on a quarter-on-quarter basis.

Udayan Mukherjee

You also head SG&A Subhash out here and spends have gone down.  Is it a margin versus volume call or you think there are perils to cutting SG&A in this kind of a difficult environment?

Subhash Dhar

No I think, it is as I think Mohan said we are reconfiguring the way we spend on some of these heads.  It is more bank for the buck that we are looking for.  We are also restructuring the Client Services Group in terms of the quality, the productivity, the nature of people that we want to have in the front.  We are hiring in sales as we speak.  We are spending more in upgrading their skills.  So I think and at the same time we are making sure that we use technology to our advantage in terms of how we use video conferencing and those techniques to do a lot of the meetings that we otherwise end up doing a lot of non-productive travel and cost also.  So I think we have got some of those levers that we are leveraging and I think that is what you saw in this whole thing but I think it is all about smart and lean sales and marketing going forward.

Ms. Mitali Mukherjee

But if we have to call a trend to sales and marketing you would say the spending trend is on the way down?

Subhash Dhar

I don’t think there is a trend that you can see here.  As I said there are very few places at Infosys that we are hiring right at this point, and one of them is sales and marketing.  So, if you ask me in that window, that is actually going up as we hire more people who may join us in a couple of quarters.

Ms. Mitali Mukherjee

Chandrasekhar just to talk about the entire Axon episode, what made you step back?

Chandrasekhar Kakal

Actually, we did a fair valuation of the company and we determine that at six pounds, it makes sense and it makes synergy for us and then there was another offer and they offered higher price and especially under the current market conditions and all that, we thought that it is not prudent on our part to revise the price upwards and the management of Axon took a decision to go with the other party and that is what happened.  Otherwise also our package implementation practice is growing and we continue to add people, we continue to see tractions in the customers.  There is wide adaption of the ERP and other services on packages that we are offering in the market.  Vertical industries have adapted much more than before and the overseas expansion is happening.  We are seeing our own practice growing.  So, we will continue to focus on our practice growth to make that happen.

Udayan Mukherjee

Thanks gentleman for joining in.  That is the Infosys management with their quarter.  The market’s response has not been too bad.  Now whether it is a function of being happy with the numbers or being very cautious with expectations before the event and then a bit of relief after the event, that we don’t know, but it certainly has not done badly this morning